VEON discloses its unaudited interim condensed consolidated financial statements for the six-month period ended 30 June 2024 and publishes its interim report for the same period Amsterdam, 30 August 2024 - VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, following the release of its 2Q24 trading update on 8 August 2024, today discloses its unaudited interim condensed consolidated financial statements for the six-month period ended 30 June 2024 for VEON Ltd. and its wholly-owned subsidiary, VEON Holdings B.V., and publishes its interim report for VEON Ltd. for the same period (the “Interim Report”). As it has been over one year since the disclosure of VEON’s risk factors in VEON’s 2022 Annual Report filed on Form 20-F dated July 24, 2023, the Interim Report includes VEON Ltd’s current risk factors disclosure to allow investors to more readily understand the risks facing VEON at this time and how VEON manages those risks. The Financial Statements are available on the VEON Group website at https://www.veon.com/investors/. About VEON VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. Headquartered in Amsterdam, VEON is listed on Nasdaq and Euronext. For more information visit: www.veon.com. Notice to readers: financial information presented VEON's results and other financial information presented in the Financial Statements are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") based on internal management reporting, are the responsibility of management, and have not been externally audited, reviewed, or verified. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for any future period. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward- looking statements are not historical facts, and include statements relating to, the risks facing VEON and how it manages its risks. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. There can be no assurance that the initiatives referred to above will be successful.